                             EARLYBIRDCAPITAL, INC.
                         275 MADISON AVENUE, SUITE 1203
                            NEW YORK, NEW YORK 10016

                                                                     May 9, 2006

VIA EDGAR AND TELECOPY - (202) 772-9206
---------------------------------------
Mr. John Reynolds
Unites States Securities and
  Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

     RE:   ASCEND ACQUISITION CORP. (THE "COMPANY")
           REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED FEBRUARY 3, 2006
           (FILE NO. 333-131529) (THE "REGISTRATION STATEMENT")
           --------------------------------------------------------------------

Ladies and Gentlemen:

     In accordance with the provisions of Rule 460 under the Securities Act of
1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Ascend Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated April 24, 2006, were distributed on or about April 24, 2006, as follows:

     87 to individual investors;

     4,642 to NASD members (which included 18 prospective underwriters and selected dealers); and

     914 to institutions.

     The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated April 24, 2006, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a "firm commitment" offering.

                                             Very truly yours,

                                             EARLYBIRDCAPITAL, INC.

                                             By: /s/ Steven Levine
                                                 -----------------
                                                 Steven Levine
                                                 Managing Director

                             EARLYBIRDCAPITAL, INC.
                         275 MADISON AVENUE, SUITE 1203
                            NEW YORK, NEW YORK 10016

                                                                     May 9, 2006

VIA EDGAR AND TELECOPY - (202) 772-9206
---------------------------------------
Mr. John Reynolds
Unites States Securities and
  Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

     RE:  ASCEND ACQUISITION CORP. (THE "COMPANY")
          REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED FEBRUARY 3, 2006
          (FILE NO. 333-131529) (THE "REGISTRATION STATEMENT")
          --------------------------------------------------------------------

Dear Mr. Reynolds:

     In connection with the Registration Statement on Form S-1 of Ascend
Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 9:00 A.M., Thursday, May 11, 2006 or
as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of
1933.

                                                 Very truly yours,

                                                 EARLYBIRDCAPITAL, INC.

                                                 By: /s/ Steven Levine
                                                     -----------------
                                                         Steven Levine
                                                         Managing Director

                            ASCEND ACQUISITION CORP.
                       435 DEVON PARK DRIVE, BUILDING 400
                            WAYNE, PENNSYLVANIA 19087

                                                                    May 9, 2006

VIA EDGAR AND TELECOPY (202) 772-9206
-------------------------------------
Mr. John D. Reynolds
United States Securities and
   Exchange Commission
Mail Stop 3561, 100 F Street, N.E.
Washington, D.C. 20549

RE:  ASCEND ACQUISITION CORP. (THE "COMPANY")
     REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED FEBRUARY 3, 2006
     (FILE NO. 333-131529) (THE "REGISTRATION STATEMENT")
     -----------------------------------------------------

Dear Mr. Reynolds:

     The Company hereby requests, pursuant to Rule 461 promulgated under the
Securities Act of 1933, as amended, acceleration of effectiveness of the
Registration Statement so that such Registration Statement will become effective as of 9:00 A.M., Thursday, May 11, 2006, or as soon thereafter as practicable.

     In connection with the Company's request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

     (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                                  Very truly yours,

                                                  ASCEND ACQUISITION CORP.

                                                  By: /s/ Don K. Rice
                                                      ---------------
                                                      Don K. Rice
                                                      Chief Executive Officer